Mail Stop 3561

January 13, 2006

David Devine, President
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street
Toronto, Ontario
Canada  M51 2W3

	Re: 	Devine Entertainment Corporation
		Amendment No. 6 to Registration Statement on Form 10-SB
  		Filed December 19, 2005
                        File No. 0-51168

Dear Mr. Devine:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is necessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note the tabular references to broadcast or distribution into
Iran in part ("e") of your response to comment two in our letter dated November 23, 2005. Iran is identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and pursuit of weapons of mass destruction. With a view to disclosure, please address the materiality of your contacts with Iran in light of its status as a state sponsor of terrorism. Your response should describe your current, historical, and anticipated operations in, and contacts with, Iran including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. In your materiality analysis, please discuss whether your operations or contacts, if any, constitute a material investment risk for your securities holders.




2. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Iran, but should also include consideration of quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact upon a company`s reputation and share value. We note, for example, that Arizona and
Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets from companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.

Financial Statements
3. We note your response to comment two of our letter dated
November
23, 2006. Please disclose in your discussion of the investment in film and television recordings included in the Management`s Discussion and Analysis section of your filing the significant factors you have described to us in your response to our comment. Please ensure that you provide quantitative information related to the inventors and artists series such as the current book value, the estimate of total revenue for each series, the components of estimated revenue by major source (e.g., DVD and broadcast), and the revenues of these sources for at least the two most recent years.
As
in your response to us, to the extent that you expect significant changes in recent trends (e.g., the expected dramatic increase in DVD sales in the next two years), please provide a discussion as to the
reasons for the expected changes.
4. Please reconcile the revenue amounts reported in your
Management`s
Discussion and Analysis discussion to the amounts disclosed in your
subpart (a) response to us.  In this regard, we can not agree to your
reported DVD sales for the quarter, or the nine months ended
September 30, 2005.
5. You indicate in your Management`s Discussion and Analysis discussion that revenues from Bailey`s Billions increased by only 2%
for the nine months ended September 30, 2005, and it appears that most of your revenues related to this film were derived from foreign distribution sales. You previously indicated in your letter dated August 9, 2005 an ultimate revenue projection of $12.6 million for Bailey`s Billions. Explain to us if you believe this is still an achievable projection.






Interim Financial Statements

Note 14 - Segmented Information
6. We note that you now report only reportable segment. Please tell us what has caused you to reduce your reportable segments from two to one from the year end through the interim period.

                                                          * * * *
* *
* *
	As appropriate, please amend your registration statement in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

           You may contact Robert Babula, Staff Accountant, at
(202)
551-3339, or, in his absence, Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions concerning comments on the financial statements and related matters. Please contact Albert Yarashus, Attorney-Adviser, at (202) 551-3239, or, in his absence, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me, at
(202) 551-3725 with any other questions.

								Sincerely,



								H. Christopher Owings
								Assistant Director


cc:	Daniel A. Etna
	c/o Herrick, Feinstein LLP
            FAX: (212) 545-3322



David Devine, President
Devine Entertainment Corp.
January 13, 2006
Page 1